CUSIP No. 876851106

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

(Amendment No. 7)*

Taylor Capital Group, Inc.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

876851106

(CUSIP Number)

Jennifer W. Steans

Financial Investments Corporation

50 East Washington Street, Suite 400

Chicago, Illinois 60602

(312) 494-4513

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 14, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 876851106

(1)	Names of reporting persons Harrison I. Steans
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check Box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization U.S.
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 2,260,359
	(8)	Shared voting power 0
	(9)	Sole dispositive power 2,260,359
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 2,260,359
(12)	Check if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 8.0%
(14)	Type of reporting person IN

CUSIP No. 876851106

(1)	Names of reporting persons Jennifer W. Steans
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check Box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization U.S.
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 368,776
	(8)	Shared voting power 1,522,292
	(9)	Sole dispositive power 368,776
	(10)	Shared dispositive power 1,522,292
(11)	Aggregate amount beneficially owned by each reporting person 1,891,068
(12)	Check if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 6.6%
(14)	Type of reporting person IN

CUSIP No. 876851106

(1)	Names of reporting persons Charles E. Brinley
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check Box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization U.S.
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 26,019
	(8)	Shared voting power 451,696
	(9)	Sole dispositive power 26,019
	(10)	Shared dispositive power 451,696
(11)	Aggregate amount beneficially owned by each reporting person 477,715
(12)	Check if the aggregate amount in Row (11) excludes certain shares
(13)	Percent of class represented by amount in Row (11) 1.7%
(14)	Type of reporting person IN

CUSIP No. 876851106

(1)	Names of reporting persons Margot M. Brinley
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check Box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization U.S.
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 205,146
	(8)	Shared voting power 272,569
	(9)	Sole dispositive power 205,146
	(10)	Shared dispositive power 272,569
(11)	Aggregate amount beneficially owned by each reporting person 477,715
(12)	Check if the aggregate amount in Row (11) excludes certain shares
(13)	Percent of class represented by amount in Row (11) 1.7%
(14)	Type of reporting person IN

CUSIP No. 876851106

(1)	Names of reporting persons Justin W. Daab
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check Box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization U.S.
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 8,741
	(8)	Shared voting power 384,577
	(9)	Sole dispositive power 8,741
	(10)	Shared dispositive power 384,577
(11)	Aggregate amount beneficially owned by each reporting person 393,318
(12)	Check if the aggregate amount in Row (11) excludes certain shares
(13)	Percent of class represented by amount in Row (11) 1.4%
(14)	Type of reporting person IN

CUSIP No. 876851106

(1)	Names of reporting persons Leonard A. Gail
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check Box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization U.S.
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 215,225
	(8)	Shared voting power 1,594,924
	(9)	Sole dispositive power 215,225
	(10)	Shared dispositive power 1,594,924
(11)	Aggregate amount beneficially owned by each reporting person 1,810,149
(12)	Check if the aggregate amount in Row (11) excludes certain shares
(13)	Percent of class represented by amount in Row (11) 6.3%
(14)	Type of reporting person IN

CUSIP No. 876851106

(1)	Names of reporting persons Amy M. Heinrich
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check Box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization U.S.
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 116,842
	(8)	Shared voting power 246,550
	(9)	Sole dispositive power 116,842
	(10)	Shared dispositive power 246,550
(11)	Aggregate amount beneficially owned by each reporting person 363,392
(12)	Check if the aggregate amount in Row (11) excludes certain shares
(13)	Percent of class represented by amount in Row (11) 1.3%
(14)	Type of reporting person IN

CUSIP No. 876851106

(1)	Names of reporting persons Benjamin J. Hunter
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check Box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization U.S.
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 6,264
	(8)	Shared voting power 0
	(9)	Sole dispositive power 6,264
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 6,264
(12)	Check if the aggregate amount in Row (11) excludes certain shares
(13)	Percent of class represented by amount in Row (11) 0.0%
(14)	Type of reporting person IN

CUSIP No. 876851106

(1)	Names of reporting persons Maxine M. Hunter
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check Box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization U.S.
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 1,318,619
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 1,318,619
(11)	Aggregate amount beneficially owned by each reporting person 1,318,619
(12)	Check if the aggregate amount in Row (11) excludes certain shares
(13)	Percent of class represented by amount in Row (11) 4.6%
(14)	Type of reporting person IN

CUSIP No. 876851106

(1)	Names of reporting persons Peter M. Hunter
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check Box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization U.S.
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 6,264
	(8)	Shared voting power 0
	(9)	Sole dispositive power 6,264
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 6,264
(12)	Check if the aggregate amount in Row (11) excludes certain shares
(13)	Percent of class represented by amount in Row (11) 0.0%
(14)	Type of reporting person IN

CUSIP No. 876851106

(1)	Names of reporting persons Thomas B. Hunter III
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check Box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization U.S.
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 1,263,619
	(8)	Shared voting power 55,000
	(9)	Sole dispositive power 1,263,619
	(10)	Shared dispositive power 55,000
(11)	Aggregate amount beneficially owned by each reporting person 1,318,619
(12)	Check if the aggregate amount in Row (11) excludes certain shares
(13)	Percent of class represented by amount in Row (11) 4.6%
(14)	Type of reporting person IN

CUSIP No. 876851106

(1)	Names of reporting persons Thomas B. Hunter IV
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check Box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization U.S.
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 145,789
	(8)	Shared voting power 175,000
	(9)	Sole dispositive power 145,789
	(10)	Shared dispositive power 175,000
(11)	Aggregate amount beneficially owned by each reporting person 320,789
(12)	Check if the aggregate amount in Row (11) excludes certain shares
(13)	Percent of class represented by amount in Row (11) 1.1%
(14)	Type of reporting person IN

CUSIP No. 876851106

(1)	Names of reporting persons Thomas R. Hunter
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check Box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization U.S.
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 3,336
	(8)	Shared voting power 0
	(9)	Sole dispositive power 3,336
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 3,336
(12)	Check if the aggregate amount in Row (11) excludes certain shares
(13)	Percent of class represented by amount in Row (11) 0.0%
(14)	Type of reporting person IN

CUSIP No. 876851106

(1)	Names of reporting persons Tscharner D. Hunter
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check Box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization U.S.
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 3,336
	(8)	Shared voting power 0
	(9)	Sole dispositive power 3,336
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 3,336
(12)	Check if the aggregate amount in Row (11) excludes certain shares
(13)	Percent of class represented by amount in Row (11) 0.0%
(14)	Type of reporting person IN

CUSIP No. 876851106

(1)	Names of reporting persons Willard M. Hunter
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check Box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization U.S.
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 86,094
	(8)	Shared voting power 181,264
	(9)	Sole dispositive power 86,094
	(10)	Shared dispositive power 181,264
(11)	Aggregate amount beneficially owned by each reporting person 267,358
(12)	Check if the aggregate amount in Row (11) excludes certain shares
(13)	Percent of class represented by amount in Row (11) 0.9%
(14)	Type of reporting person IN

CUSIP No. 876851106

(1)	Names of reporting persons James P. Kastenholz
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check Box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization U.S.
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 91,428
	(8)	Shared voting power 1,799,640
	(9)	Sole dispositive power 91,428
	(10)	Shared dispositive power 1,799,640
(11)	Aggregate amount beneficially owned by each reporting person 1,891,068
(12)	Check if the aggregate amount in Row (11) excludes certain shares
(13)	Percent of class represented by amount in Row (11) 6.6%
(14)	Type of reporting person IN

CUSIP No. 876851106

(1)	Names of reporting persons Adeline M. Morrison
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check Box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization U.S.
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 103,691
	(8)	Shared voting power 266,937
	(9)	Sole dispositive power 103,691
	(10)	Shared dispositive power 266,937
(11)	Aggregate amount beneficially owned by each reporting person 370,628
(12)	Check if the aggregate amount in Row (11) excludes certain shares
(13)	Percent of class represented by amount in Row (11) 1.3%
(14)	Type of reporting person IN

CUSIP No. 876851106

(1)	Names of reporting persons Harold M. Morrison
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check Box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization U.S.
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 233,187
	(8)	Shared voting power 137,441
	(9)	Sole dispositive power 233,187
	(10)	Shared dispositive power 137,441
(11)	Aggregate amount beneficially owned by each reporting person 370,628
(12)	Check if the aggregate amount in Row (11) excludes certain shares
(13)	Percent of class represented by amount in Row (11) 1.3%
(14)	Type of reporting person IN

CUSIP No. 876851106

(1)	Names of reporting persons Helen H. Morrison
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check Box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization U.S.
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 316,358
	(8)	Shared voting power 246,550
	(9)	Sole dispositive power 316,358
	(10)	Shared dispositive power 246,550
(11)	Aggregate amount beneficially owned by each reporting person 562,908
(12)	Check if the aggregate amount in Row (11) excludes certain shares
(13)	Percent of class represented by amount in Row (11) 2.0%
(14)	Type of reporting person IN

CUSIP No. 876851106

(1)	Names of reporting persons Lois L. Morrison
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check Box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization U.S.
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 138,027
	(8)	Shared voting power 255,291
	(9)	Sole dispositive power 138,027
	(10)	Shared dispositive power 255,291
(11)	Aggregate amount beneficially owned by each reporting person 393,318
(12)	Check if the aggregate amount in Row (11) excludes certain shares
(13)	Percent of class represented by amount in Row (11) 1.4%
(14)	Type of reporting person IN

CUSIP No. 876851106

(1)	Names of reporting persons Leo A. Smith
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check Box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization U.S.
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 1,763,464
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 1,763,464
(11)	Aggregate amount beneficially owned by each reporting person 1,763,464
(12)	Check if the aggregate amount in Row (11) excludes certain shares
(13)	Percent of class represented by amount in Row (11) 6.1%
(14)	Type of reporting person IN

CUSIP No. 876851106

(1)	Names of reporting persons Heather A. Steans
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check Box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization U.S.
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 361,134
	(8)	Shared voting power 1,402,330
	(9)	Sole dispositive power 361,134
	(10)	Shared dispositive power 1,402,330
(11)	Aggregate amount beneficially owned by each reporting person 1,763,464
(12)	Check if the aggregate amount in Row (11) excludes certain shares
(13)	Percent of class represented by amount in Row (11) 6.1%
(14)	Type of reporting person IN

CUSIP No. 876851106

(1)	Names of reporting persons Robin M. Steans
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check Box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization U.S.
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 192,594
	(8)	Shared voting power 1,617,555
	(9)	Sole dispositive power 192,594
	(10)	Shared dispositive power 1,617,555
(11)	Aggregate amount beneficially owned by each reporting person 1,810,149
(12)	Check if the aggregate amount in Row (11) excludes certain shares
(13)	Percent of class represented by amount in Row (11) 6.3%
(14)	Type of reporting person IN

This Amendment No. 7 to Schedule 13D is being filed to amend the Schedule 13D originally filed by Harrison I. Steans and Jennifer W. Steans on October 2, 2008, as amended by Amendment No. 1 thereto filed on December 10, 2009, Amendment No. 2 thereto filed on June 4, 2010, Amendment No. 3 thereto filed on August 9, 2010, Amendment No. 4 thereto filed by Harrison I. Steans, Jennifer W. Steans and those additional reporting persons identified therein (collectively, the “Amendment No. 4 Reporting Persons”) on February 14, 2011, Amendment No. 5 thereto filed by the Amendment No. 4 Reporting Persons and those additional reporting persons identified therein (such persons, collectively, the “Reporting Persons”) on April 6, 2011, and Amendment No. 6 thereto filed by the Reporting Persons on December 9, 2011 (the Schedule 13D as so amended, the “Schedule 13D”), related to the common stock, par value $.01 per share (the “Common Stock”), of Taylor Capital Group, Inc., a Delaware corporation (the “Issuer”), the principal executive offices of which are located at 9550 West Higgins Road, Rosemont, Illinois 60018. As described herein, the primary purposes of this Amendment No. 7 are to supplement the Schedule 13D with information regarding: (i) additional shares of Common Stock purchased by certain Reporting Persons upon the exercise of subscription rights (and, in some cases, oversubscription rights) to which they were entitled in the Rights Offering (as defined in Item 4) extended by the Issuer to the holders of certain of its securities; (ii) additional shares of Common Stock received by certain of the Reporting Persons pursuant to the Series C Conversion (as defined in Item 4) not previously contemplated by the Schedule 13D; and (iii) the GRAT Transfer (as defined in Item 4). Each item below amends and supplements the information disclosed under the corresponding item of the Schedule 13D. Except as indicated herein, the information set forth in the Schedule 13D remains unchanged in all material respects. Unless otherwise indicated, all capitalized terms used herein but not defined shall have the same meanings as set forth in the Schedule 13D.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 to the Schedule 13D is hereby amended and supplemented by adding thereto the following information:

As discussed in greater detail in Item 4, which such information is incorporated by reference into this Item 3, certain of the Reporting Persons purchased additional shares of Common Stock by exercising subscription rights (and, in some cases, oversubscription rights) to which they were entitled in the Rights Offering extended by the Issuer to the holders of certain of its securities. Information regarding the number of shares of Common Stock acquired by the Reporting Persons pursuant to the Rights Offering, as well as information with respect to the amount of funds used by the Reporting Persons to acquire such shares, is provided in the table set forth in Item 4 hereof, which such table and accompanying notes are incorporated by reference into this Item 3. The source of funds used in the acquisition of shares purchased pursuant to the Rights Offering was a combination of personal funds and borrowings under an existing loan facility with JPMorgan Chase Bank, N.A., with customary terms and conditions.

In a separate matter, as discussed in greater detail in Item 4, which such information is incorporated by reference into this Item 3, on December 31, 2011, the Issuer consummated the Conversions (as defined in Item 4), pursuant to which all shares of its Series C Preferred (as defined in Item 4) and Series E Preferred (as defined in Item 4) were converted into shares of Common Stock and Series G Preferred (as defined in Item 4), respectively. In accordance with an amendment to the terms of the Series C Preferred approved by the Issuer’s stockholders at a special meeting held for such purposes on December 27, 2011, in the Series C Conversion, each share of Series C Preferred converted into 2.75599 shares of Common Stock rather than the 2.03583 shares that had previously been provided for in the original terms of the Series C Preferred. Because the conversion rate in the Series C Conversion (as defined in Item 4) was higher than previously contemplated on the Schedule 13D, shares of Series C Preferred beneficially owned by the Reporting Persons converted into a greater number of shares of Common Stock than had previously been reported as underlying such shares of Series C Preferred in the Schedule 13D.

The number of shares of Common Stock acquired by each Reporting Person as a result of the Series C Conversion that have not previously been reported in Item 5 of the Schedule 13D (the “Additional Series C Conversion Shares”) is reported in the footnotes to such Reporting Person’s beneficial ownership of Common Stock reported in Item 5 hereof. The Reporting Persons did not expend any additional funds to acquire the Additional Series C Conversion Shares, as the acquisition of such shares resulted solely from the conversion of Series C Preferred shares already beneficially owned by the Reporting Persons.

Finally, as described in greater detail in Item 4, which such information is incorporated into this Item 3, on January 27, 2012, Mr. Thomas B. Hunter III executed the GRAT Transfer (as defined in Item 4). The GRAT Transfer does not represent an investment of additional funds in Issuer securities and thus did not require the expenditure of any additional funds for such purpose.

ITEM 4. PURPOSE OF THE TRANSACTION

Item 4 to the Schedule 13D is hereby amended and supplemented by adding thereto the following information:

As discussed in Amendment No. 6 to the Schedule 13D, on November 23, 2011, the Issuer commenced a $35.0 million rights offering to its existing securityholders, pursuant to which the Issuer had distributed subscription rights to certain of its securityholders as of the record date for the Rights Offering, on a pro rata basis, allowing each holder to purchase a certain number of additional shares of stock at a price of $7.91 per share (the “Rights Offering”). Securityholders exercising all of the subscription rights distributed to them in the Rights Offering were entitled to exercise an oversubscription privilege, pursuant to which they could purchase a portion of those shares offered in the Rights Offering for which other securityholders had not subscribed. At 5:00 p.m., Eastern Time, on December 14, 2011, the Rights Offering, which was fully subscribed, expired in accordance with its terms.

In accordance with their intent expressed in Amendment No. 6 to the Schedule 13D, certain of the Reporting Persons elected to purchase additional shares of Common Stock through the exercise of subscription rights (and, in some cases, oversubscription rights) to which they were entitled pursuant to the Rights Offering. Information regarding the number of shares of Common Stock acquired by the Reporting Persons pursuant to the Rights Offering, as well as information with respect to the amount of funds used by the Reporting Persons to acquire such shares, is as follows:

Reporting Person (1)	Shares of Common Stock Purchased in the Rights Offering	Funds Used to Acquire Shares
Harrison I. Steans	307,893	$2,435,433.63
Jennifer W. Steans (2)	117,453	$929,053.23
Charles E. Brinley	3,965	$31,363.15
Margot M. Brinley	38,417	$303,878.47
Justin W. Daab	1,612	$12,750.92
Leonard A. Gail	88,496	$700,003.36
Amy M. Heinrich	26,788	$211,893.08
Benjamin J. Hunter	1,264	$9,998.24
Peter M. Hunter	1,264	$9,998.24
Thomas B. Hunter, III	272,471	$2,155,245.61
Thomas B. Hunter, IV	31,606	$250,003.46
Thomas R. Hunter	2,086	$16,500.26
Tscharner D. Hunter	2,086	$16,500.26
Willard M. Hunter (2)	13,126	$103,826.66
James P. Kastenholz	48,052	$380,091.32
Adeline S. Morrison	47,341	$374,467.31
Harold M. Morrison	65,108	$515,004.28
Helen H. Morrison	54,194	$428,674.54
Lois L. Morrison	29,202	$230,987.82
Heather A. Steans	147,648	$1,167,895.68
Robin M. Steans	65,840	$520,794.40
Entity related to Leonard A. Gail (3)	6,000	$47,460.00

Reporting Person (1)	Shares of Common Stock Purchased in the Rights Offering	Funds Used to Acquire Shares
Entity related to Maxine M. Hunter, Thomas B. Hunter, III, Thomas B. Hunter, IV, and Willard M. Hunter (4)	15,000	$118,650.00
Entity related to James P. Kastenholz (5)	6,000	$47,460.00
Entity related to Margot M. Brinley, Amy M. Heinrich, Helen H. Morrison, and Lois L. Morrison (6)	25,000	$197,750.00
Entity related to Leo A. Smith (7)	6,000	$47,460.00
Entities related to Heather, Jennifer and Robin Steans, collectively (8)	74,000	$585,340.00
Total	1,497,912	$11,848,483.92

(1)	Does not include shares held by persons or entities other than the Reporting Person, unless noted otherwise.
(2)	Includes shares held as custodian for a child of the Reporting Person, as detailed in the notes to the beneficial ownership table provided in Item 5.
(3)	Refers to the Robin Steans 1999 Descendants Trust, of which Mr. Gail serves as trustee.
(4)	Refers to the Hunter Family Foundation, of which Maxine M. Hunter, Thomas B. Hunter, III, Thomas B. Hunter, IV, and Willard M. Hunter are co-trustees.
(5)	Refers to the Jennifer Steans 1999 Descendants Trust, of which Mr. Kastenholz serves as trustee.
(6)	Refers to Foursquare Investments, LLC, of which Margot M. Brinley, Amy M. Heinrich, Helen H. Morrison, and Lois L. Morrison are the four managing members.
(7)	Refers to the Heather Steans 1999 Descendants Trust, of which Mr. Smith serves as trustee.
(8)	These entities include: (i) the 1996 Steans Family Trust, of which Heather, Jennifer and Robin Steans are co-trustees, which purchased 25,000 shares; (ii) PCB Limited Partnership, of which Heather, Jennifer and Robin Steans are the three general partners, which purchased 31,000 shares; and Trilogy Investment Group, LLC, of which Heather, Jennifer and Robin Steans are managing members, which purchased 18,000 shares.

In a separate matter, on December 27, 2011, the Issuer’s stockholders approved amendments to the terms of the Issuer’s 8% Non-Cumulative, Convertible Perpetual Preferred Stock, Series C (the “Series C Preferred”), and 8% Nonvoting, Non-Cumulative, Convertible Perpetual Preferred Stock, Series E (the “Series E Preferred”), to provide the Issuer with the ability, at its option, to convert the outstanding shares of Series C Preferred and Series E Preferred into shares of the Issuer’s Common Stock and Nonvoting Convertible Preferred Stock, Series G (the “Series G Preferred”), respectively, on or before December 31, 2011, at a conversion rate greater than that originally provided for in the terms of the Series C Preferred and Series E Preferred. On December 27, 2011, following the stockholder approval described in the previous sentence, the Issuer’s Executive Committee and Board of Directors each resolved to convert all 1,276,480 outstanding shares of Series C Preferred (the “Series C Conversion”) and all 223,520 outstanding shares of Series E Preferred (the “Series E Conversion” and, together with the Series C Conversion, the “Conversions”) in accordance with their amended terms, effective December 31, 2011 (the “Conversion Date”).

Pursuant to the Series C Conversion, holders of Series C Preferred received 2.75599 shares of Common Stock in exchange for each share of Series C Preferred held as of the Conversion Date, calculated as follows in accordance with the amended terms of the Series C Preferred: (i) the 2.03583 shares of Common Stock into which such share of Series C Preferred was convertible pursuant to its original terms; plus (ii) the number of shares of Common Stock equal to $7.00 (representing the future cash dividends a holder of such share of Series C Preferred would have received, if declared, through

May 28, 2015) divided by the $9.72 closing price of the Common Stock on December 30, 2011, the trading day immediately preceding the Conversion Date. Pursuant to the Series E Conversion, holders of Series E Preferred received 2.75599 shares of Series G Preferred in exchange for each share of Series E Preferred held as of the Conversion Date, calculated in an identical manner as that described with respect to the Series C Conversion.

No fractional shares were issued as a result of either the Series C Conversion or the Series E Conversion. In lieu of fractional shares, holders were entitled to receive cash in an amount equal to any fractional shares they were entitled to multiplied by the $9.72 closing price of the Common Stock on December 30, 2011, the trading day immediately preceding the Conversion Date.

Because the conversion rate in the Series C Conversion (as defined in Item 4) was higher than previously contemplated on the Schedule 13D, shares of Series C Preferred beneficially owned by the Reporting Persons converted into a greater number of shares of Common Stock than had previously been reported as underlying such shares of Series C Preferred in the Schedule 13D. The number of Additional Series C Conversion Shares received by each Reporting Person pursuant to the Series C Conversion is reported in the footnotes to such Reporting Person’s beneficial ownership of Common Stock reported in Item 5 hereof. No Reporting Person acquired any shares of Series G Preferred pursuant to the Series E Conversion, as no Reporting Person beneficially owned any shares of Series E Preferred.

As with all other Issuer securities beneficially owned by the Reporting Persons, all additional shares of Common Stock acquired by the Reporting Persons pursuant to the Conversions or the Rights Offering will be held for investment purposes, and each Reporting Person expects to continuously review such person’s investment in the Issuer and, depending on various factors, including, but not limited to, the price of the shares of Common Stock, the terms and conditions of the transaction, prevailing market conditions and such other considerations as such Reporting Person deems relevant, may at any time or from time to time, and subject to any required regulatory approvals or contractual restrictions, acquire additional shares of Common Stock, preferred stock or other securities convertible into or exercisable or exchangeable for Common Stock from time to time on the open market, in privately-negotiated transactions, directly from the Issuer, or upon the exercise or conversion of securities convertible into or exercisable or exchangeable for Common Stock.

Finally, on January 27, 2012, Mr. Thomas B. Hunter III executed a transfer of 1,241,743 shares of Common Stock to the Hunter 2012 Annuity Trust, over which Mr. Hunter serves as trustee (the “GRAT Transfer”). The GRAT Transfer does not alter Mr. Hunter’s investment or voting power over such shares. Details on Mr. Hunter’s beneficial ownership of Issuer securities following the GRAT Transfer are provided in Item 5.

Except as otherwise indicated herein, no Reporting Person, as a stockholder of the Issuer, has any plan or proposal that relates to or would result in any of the transactions or other matters specified in clauses (a) through (j) of Item 4 of Schedule 13D. As previously disclosed, however, each Reporting Person may, at any time and from time to time, review or reconsider its, his or her position and/or change its, his or her purpose and/or formulate plans or proposals with respect thereto.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 to the Schedule 13D is hereby amended and supplemented by adding thereto the following information:

(a)—(b) The following table sets forth for each of the Reporting Persons: (i) the number of shares of Common Stock beneficially owned by such Reporting Person as of the close of business on January 1, 2012; and (ii) the percentage of the outstanding Common Stock that such number represents. Beneficial ownership is determined according to the rules of the SEC and generally includes any shares over which a person possesses sole or shared voting or investment power, as well as any shares that such person has the right to acquire within 60 days of the applicable date, including through the exercise of warrants or other rights or the conversion of another security. As indicated in the footnotes notes below, several of the Reporting Persons share voting or investment power over certain shares. The full amount of shares over which each Reporting Person has shared investment or voting power is reported for each Reporting Person sharing such power. Therefore, certain shares are reflected as being beneficially owned by multiple Reporting Persons. The applicable percentage ownership for each person listed below is based upon the sum of: (i) 20,417,428 shares of Common Stock outstanding as of November 21, 2011, as reported by the Issuer in its Prospectus Supplement filed with the SEC on November 23, 2011; (ii) 4,424,761 shares of Common Stock issued in the Rights Offering; (iii) 3,517,887 shares of Common Stock issued in the Series C Conversion; and (iv) the shares of Common Stock subject to FIC Warrants, the warrants issued on September 29, 2008 and the warrants issued on May 28, 2010 beneficially owned by the appropriate Reporting Person.

	Common Shares Beneficially Owned
Reporting Person	Common Shares		Warrants issued on September 29, 2008 (1)		FIC Warrants		Warrants issued on May 28, 2010 (2)		Total	Percent
Harrison I. Steans	2,193,259	(3)	—		—		67,100		2,260,359	8.0%
Jennifer W. Steans	1,366,218	(5)	—		500,000	(4)	24,850	(6)	1,891,068	6.6%
Charles E. Brinley	473,040	(7)	—		—		4,675	(8)	477,715	1.7%
Margot M. Brinley	473,040	(7)	—		—		4,675	(8)	477,715	1.7%
Justin W. Daab	391,768	(9)	—		—		1,550	(10)	393,318	1.4%
Leonard A. Gail	1,287,799	(11)	—		500,000	(22)	22,350	(12)	1,810,149	6.3%
Amy M. Heinrich	363,392	(13)	—		—		—		363,392	1.3%
Benjamin J. Hunter	6,264		—		—		—		6,264	*
Maxine M. Hunter	1,256,744	(14)	15,000	(15)	—		46,875	(16)	1,318,619	4.6%
Peter M. Hunter	6,264		—		—		—		6,264	*
Thomas B. Hunter III	1,256,744	(14)	15,000	(15)	—		46,875	(16)	1,318,619	4.6%
Thomas B. Hunter IV	279,539	(17)	15,000	(18)	—		26,250	(19)	320,789	1.1%
Thomas R. Hunter	3,336		—		—		—		3,336	*
Tscharner D. Hunter	3,336		—		—		—		3,336	*
Willard M. Hunter	227,358	(20)	15,000	(18)	—		25,000	(21)	267,358	*
James P. Kastenholz	1,366,218	(5)	—		500,000	(22)	24,850	(6)	1,891,068	6.6%
Adeline S. Morrison	319,503	(23)	15,000	(24)	—		36,125	(25)	370,628	1.3%
Harold M. Morrison	319,503	(23)	15,000	(24)	—		36,125	(25)	370,628	1.3%
Helen H. Morrison	555,883	(26)	—		—		7,025		562,908	2.0%
Lois L. Morrison	391,768	(9)	—		—		1,550	(10)	393,318	1.4%
Leo A. Smith	1,241,114	(27)	—		500,000	(22)	22,350	(28)	1,763,464	6.1%
Heather A. Steans	1,241,114	(27)	—		500,000	(4)	22,350	(28)	1,763,464	6.1%
Robin M. Steans	1,287,799	(11)	—		500,000	(4)	22,350	(12)	1,810,149	6.3%

*	Indicates that the Reporting Person owns less than one percent of the Issuer’s Common Stock.
(1)	Comprised of shares of Common Stock issuable upon exercise of warrants issued on September 29, 2008, at an exercise price of $10.00 per share. The warrants were issued in conjunction with a private placement of 8% subordinated notes of the Issuer on September 29, 2008. The warrants became exercisable on March 28, 2009, and will expire on September 29, 2013.
(2)	Comprised of shares of Common Stock issuable upon exercise of warrants issued on May 28, 2010, at an exercise price of $12.28 per share. The warrants were issued in conjunction with a private placement of 8% subordinated notes of the Issuer on May 28, 2010. The warrants became exercisable on November 24, 2010, and will expire on May 28, 2015.
(3)	Includes 109,897 Additional Series C Conversion Shares.

(4)	Comprised of 500,000 shares of Common Stock issuable upon exercise of the FIC Warrant at an exercise price of $20.00 per share over which such person may be deemed to share investment and/or voting power. The FIC Warrant was issued pursuant to the management services agreement described in Item 4 in the Schedule 13D in exchange for services provided pursuant thereto. Jennifer W. Steans, Heather A. Steans and Robin M. Steans have shared investment and voting power with respect to these shares.
(5)	Comprised of shares held as follows: (i) 43,642 shares of Common Stock beneficially owned by James P. Kastenholz (the spouse of Jennifer W. Steans) as a trustee of the Jennifer Steans 1999 Descendants Trust (including 7,749 Additional Series C Conversion Shares); (ii) 89,078 shares of Common Stock beneficially owned by Mr. Kastenholz individually (including 2,700 Additional Series C Conversion Shares); (iii) 393,897 shares of Common Stock held by PCB Limited Partnership of which Ms. Steans is one of three general partners (including 64,095 Additional Series C Conversion Shares); (iv) 26,034 shares of Common Stock beneficially owned by Ms. Steans, as custodian for Nicholas J. Kastenholz (the son of Mr. Kastenholz and Ms. Steans) (including 2,880 Additional Series C Conversion Shares); (v) 361,751 shares of Common Stock beneficially owned by Ms. Steans individually (including 8,101 Additional Series C Conversion Shares); (vi) 188,000 shares of Common Stock beneficially owned by Trilogy Investment Group, LLC of which Ms. Steans is one of three managing members and shares investment and voting power with respect to these shares; and (vii) 263,816 shares of Common Stock held by the Steans 1996 Family Trust, over which Ms. Steans is one of three co-trustees (including 14,403 Additional Series C Conversion Shares). In accordance with Rule 13d-4, Ms. Steans disclaims beneficial ownership of the shares described in clauses (i), (ii), (iii), (iv), (vi) and (vii) hereof, and Mr. Kastenholz disclaims beneficial ownership of the shares described in clauses (i), (iii), (iv), (v), (vi) and (vii) hereof.
(6)	Comprised of shares held as follows: (i) 475 shares of Common Stock issuable pursuant to warrants beneficially owned by James P. Kastenholz (the spouse of Jennifer W. Steans) as a trustee of the Jennifer Steans 1999 Descendants Trust; (ii) 7,025 shares of Common Stock issuable pursuant to warrants owned by Ms. Steans individually; (iii) 2,350 shares of Common Stock issuable pursuant to warrants beneficially owned by Mr. Kastenholz individually; (iv) 2,500 shares of Common Stock issuable pursuant to warrants beneficially owned by Ms. Steans, as custodian for Nicholas J. Kastenholz (the son of Mr. Kastenholz and Ms. Steans); and (v) 12,500 shares of Common Stock issuable pursuant to warrants held by the Steans 1996 Family Trust, over which Ms. Steans is one of three co-trustees. In accordance with Rule 13d-4, Ms. Steans disclaims beneficial ownership of the shares described in clauses (i), (iii), (iv) and (v) hereof, and Mr. Steans disclaims beneficial ownership of the shares described in clauses (i), (ii), (iv) and (v) hereof.
(7)	Comprised of shares held as follows: (i) 200,471 shares of Common Stock beneficially owned by Margot M. Brinley (the spouse of Charles E. Brinley) individually (including 5,401 Additional Series C Conversion Shares); (ii) 26,019 shares of Common Stock beneficially owned by Mr. Brinley individually (including 5,401 Additional Series C Conversion Shares); and (iii) 246,550 shares of Common Stock held by Foursquare Investments, LLC of which Ms. Brinley is one of four managing members and shares investment and voting power with respect to these shares (including 14,583 Additional Series C Conversion Shares). In accordance with Rule 13d-4, Ms. Brinley disclaims beneficial ownership of the shares described in clauses (ii) and (iii) hereof, and Mr. Brinley disclaims beneficial ownership of the shares described in clauses (i) and (iii) hereof.
(8)	Comprised solely of 4,675 shares of Common Stock issuable pursuant to warrants beneficially owned by Margot M. Brinley (the spouse of Charles E. Brinley). In accordance with Rule 13d-4, Mr. Brinley disclaims beneficial ownership of all such shares described herein.
(9)	Comprised of shares held as follows: (i) 137,727 shares of Common Stock beneficially owned by Lois L. Morrison (the spouse of Justin W. Daab) individually (including 5,761 Additional Series C Conversion Shares); (ii) 7,491 shares of Common Stock beneficially owned by Mr. Daab individually (including 1,440 Additional Series C Conversion Shares); and (iii) 246,550 shares of Common Stock held by Foursquare Investments, LLC of which Ms. Morrison is one of four managing members and shares investment and voting power with respect to these shares (including 14,583 Additional Series C Conversion Shares). In accordance with Rule 13d-4, Mr. Daab disclaims beneficial ownership of the shares described in clauses (i) and (iii) hereof, and Ms. Morrison disclaims beneficial ownership of the shares described in clauses (ii) and (iii) hereof.
(10)	Comprised of shares held as follows: (i) 1,250 shares of Common Stock issuable pursuant to warrants beneficially owned by Justin W. Daab (the spouse of Lois L. Morrison) individually; and (ii) 300 shares of Common Stock issuable pursuant to warrants beneficially owned by Ms. Morrison individually. In accordance with Rule 13d-4, Mr. Daab disclaims beneficial ownership of the shares described in clause (ii) hereof, and Ms. Morrison disclaims ownership of the shares described in clause (i) hereof.

(11)	Comprised of shares held as follows: (i) 43,642 shares of Common Stock beneficially owned by Leonard A. Gail (the spouse of Robin M. Steans) as a trustee of the Robin Steans 1999 Descendants Trust (including 7,749 Additional Series C Conversion Shares); (ii) 393,897 shares of Common Stock held by PCB Limited Partnership of which Ms. Steans is one of three general partners (including 64,095 Additional Series C Conversion Shares); (iii) 187,894 shares of Common Stock beneficially owned by Ms. Steans individually (including 5,401 Additional Series C Conversion Shares); (iv) 188,000 shares of Common Stock beneficially owned by Trilogy Investment Group, LLC of which Ms. Steans is one of three managing members and shares investment and voting power with respect to these shares; (v) 210,550 shares of Common Stock beneficially owned by Mr. Gail individually (including 5,401 Additional Series C Conversion Shares); and (vi) 263,816 shares of Common Stock held by the Steans 1996 Family Trust, over which Ms. Steans is one of three co-trustees (including 14,403 Additional Series C Conversion Shares). In accordance with Rule 13d-4, Mr. Gail disclaims beneficial ownership of the shares described in clauses (i), (ii), (iii), (iv) and (vi) hereof, and Ms. Steans disclaims ownership of the shares described in clauses (i), (ii), (iv), (v) and (vi) hereof.
(12)	Comprised of shares held as follows: (i) 475 shares of Common Stock issuable pursuant to warrants beneficially owned by Leonard A. Gail (the spouse of Robin M. Steans) as a trustee of the Robin Steans 1999 Descendants Trust; (ii) 4,700 shares of Common Stock issuable pursuant to warrants beneficially owned by Ms. Steans individually; (iii) 12,500 shares of Common Stock issuable pursuant to warrants held by the Steans 1996 Family Trust, over which Ms. Steans is one of three co-trustees; and (iv) 4,675 shares of Common Stock issuable pursuant to warrants beneficially owned by Mr. Gail individually. In accordance with Rule 13d-4, Mr. Gail disclaims beneficial ownership of the shares described in clauses (i), (ii), and (iii) hereof, and Ms. Steans disclaims beneficial ownership of the shares described in clauses (i), (iii) and (iv) hereof.
(13)	Comprised of shares held as follows: (i) 116,842 shares of Common Stock beneficially owned by Ms. Heinrich individually (including 5,401 Additional Series C Conversion Shares); and (ii) 246,550 shares of Common Stock held by Foursquare Investments, LLC of which Ms. Heinrich is one of four managing members and shares investment and voting power with respect to these shares (including 14,583 Additional Series C Conversion Shares). In accordance with Rule 13d-4, Ms. Heinrich disclaims beneficial ownership of the shares described in clause (ii) hereof.
(14)	Comprised of shares held as follows: (i) 1 share of Common Stock beneficially owned by Thomas B. Hunter III (the spouse of Maxine M. Hunter) individually; (ii) 1,241,743 shares of Common Stock held by the Hunter 2012 Annuity Trust, of which Mr. Hunter serves as trustee (including 45,370 Additional Series C Conversion Shares); and (iii) 15,000 shares of Common Stock held by the Hunter Family Foundation, over which Thomas B. Hunter III and Maxine M. Hunter are two of four co-trustees. In accordance with Rule 13d-4, Mr. Hunter disclaims beneficial ownership of the shares described in clauses (ii) and (iii) hereof and Ms. Hunter disclaims beneficial ownership of the shares described in clauses (i), (ii) and (iii) hereof.
(15)	Comprised solely of warrants held by the Hunter Family Foundation of which Thomas B. Hunter III and Maxine M. Hunter are two of four co-trustees. In accordance with Rule 13d-4, Mr. and Ms. Hunter disclaim beneficial ownership of all shares of Common Stock issuable pursuant to such warrants described herein.
(16)	Comprised of shares held as follows: (i) 21,875 shares of Common Stock issuable pursuant to warrants beneficially owned by Thomas B. Hunter III (the spouse of Maxine M. Hunter) individually; and (ii) 25,000 shares of Common Stock issuable pursuant to warrants held by the Hunter Family Foundation, over which Thomas B. Hunter III and Maxine M. Hunter are two of four co-trustees. In accordance with Rule 13d-4, Mr. Hunter disclaims beneficial ownership of the shares described in clause (ii) hereof and Ms. Hunter disclaims beneficial ownership of the shares described in clauses (i) and (ii) hereof.
(17)	Comprised of shares held as follows: (i) 144,539 shares of Common Stock beneficially owned by Mr. Hunter individually (including 6,841 Additional Series C Conversion Shares); (ii) 120,000 shares of Common Stock held by the Maxine M. Hunter Charitable Lead Annuity Trust, over which Mr. Hunter is one of two co-trustees; and (iii) 15,000 shares of Common Stock held by the Hunter Family Foundation, over which Mr. Hunter is one of four co-trustees. In accordance with Rule 13d-4, Mr. Hunter disclaims beneficial ownership of the shares described in clauses (ii) and (iii) hereof.
(18)	Comprised of 15,000 shares of Common Stock issuable pursuant to warrants held by the Hunter Family Foundation of which Mr. Hunter is one of four co-trustees. In accordance with Rule 13d-4, Mr. Hunter disclaims beneficial ownership of the shares described herein.

(19)	Comprised of shares held as follows: (i) 25,000 shares of Common Stock issuable pursuant to warrants held by the Hunter Family Foundation, over which Mr. Hunter is one of four co-trustees; and (ii) 1,250 shares of Common Stock issuable pursuant to warrants beneficially owned by Mr. Hunter individually. In accordance with Rule 13d-4, Mr. Hunter disclaims beneficial ownership of the shares described in clause (i) hereof.
(20)	Comprised of shares held as follows: (i) 86,094 shares of Common Stock held by Mr. Hunter directly (including 3,240 Additional Series C Conversion Shares); (ii) 6,264 shares held by Mr. Hunter, as custodian for Willard K. Hunter (the son of Mr. Hunter); (iii) 120,000 shares of Common Stock held by the Maxine M. Hunter Charitable Lead Annuity Trust, over which Mr. Hunter is one of two co-trustees; and (iv) 15,000 shares of Common Stock held by the Hunter Family Foundation, over which Mr. Hunter is one of four co-trustees. In accordance with Rule 13d-4, Mr. Hunter disclaims beneficial ownership of the shares described in clauses (ii), (iii) and (iv) hereof.
(21)	Comprised of 25,000 shares of Common Stock issuable pursuant to warrants held by the Hunter Family Foundation, over which Mr. Hunter is one of four co-trustees. In accordance with Rule 13d-4, Mr. Hunter disclaims beneficial ownership of the shares described herein.
(22)	Comprised of 500,000 shares of Common Stock issuable upon exercise of the FIC Warrant over which Jennifer W. Steans (the spouse of Mr. Kastenholz), Heather A. Steans (the spouse of Mr. Smith) and Robin M. Steans (the spouse of Mr. Gail) have shared investment and voting power. In accordance with Rule 13d-4, Messrs. Kastenholz, Smith and Gail disclaim beneficial ownership of the shares described herein.
(23)	Comprised of shares held as follows: (i) 222,162 shares beneficially owned by Harold M. Morrison (the spouse of Adeline S. Morrison) individually (including 5,401 Additional Series C Conversion Shares); and (ii) 97,341 shares beneficially owned by Ms. Morrison individually. In accordance with Rule 13d-4, Ms. Morrison disclaims beneficial ownership of the shares described in clause (i) hereof and Mr. Morrison disclaims beneficial ownership of the shares described in clause (ii) hereof.
(24)	Comprised solely of shares issuable upon the exercise of warrants held by the Harold M. and Adeline S. Morrison Family Foundation of which Mr. and Ms. Morrison are co-trustees. In accordance with Rule 13d-4, Mr. and Ms. Morrison disclaim beneficial ownership of all shares of Common Stock issuable pursuant to such warrants described herein.
(25)	Comprised of shares held as follows: (i) 11,025 shares of Common Stock issuable pursuant to warrants beneficially owned by Harold M. Morrison (the spouse of Adeline S. Morrison) individually; (ii) 6,350 shares of Common Stock issuable pursuant to warrants beneficially owned by Ms. Morrison individually; and (iii) 18,750 shares of Common Stock issuable pursuant to warrants held by the Harold M. and Adeline S. Morrison Family Foundation of which Mr. and Ms. Morrison are co-trustees. In accordance with Rule 13d-4, Mr. Morrison disclaims beneficial ownership of the shares described in clauses (ii) and (iii) hereof, and Ms. Morrison disclaims beneficial ownership of the shares described in clauses (i) and (iii) hereof.
(26)	Comprised of shares held as follows: (i) 309,333 shares of Common Stock beneficially owned by Ms. Morrison individually (including 13,503 Additional Series C Conversion Shares); and (ii) 246,550 shares of Common Stock held by Foursquare Investments, LLC of which Ms. Morrison is one of four managing members and shares investment and voting power with respect to these shares (including 14,583 Additional Series C Conversion Shares). In accordance with Rule 13d-4, Ms. Morrison disclaims beneficial ownership of the shares described in clause (ii) hereof.
(27)	Comprised of shares held as follows: (i) 43,642 shares of Common Stock beneficially owned by Leo A. Smith (the spouse of Heather A. Steans) as a trustee of the Heather Steans 1999 Descendants Trust (including 7,749 Additional Series C Conversion Shares); (ii) 393,897 shares of Common Stock held by PCB Limited Partnership of which Ms. Steans is one of three general partners (including 64,095 Additional Series C Conversion Shares); (iii) 351,759 shares of Common Stock beneficially owned by Ms. Steans individually (including 10,802 Additional Series C Conversion Shares); (iv) 188,000 shares of Common Stock beneficially owned by Trilogy Investment Group, LLC of which Ms. Steans is one of three managing members and shares investment and voting power with respect to these shares; and (v) 263,816 shares of Common Stock held by the Steans 1996 Family Trust, over which Ms. Steans is one of three co-trustees (including 14,403 Additional Series C Conversion Shares). In accordance with Rule 13d-4, Mr. Smith disclaims beneficial ownership of the shares described in clauses (i), (ii), (iii), (iv) and (v) hereof, and Ms. Steans disclaims beneficial ownership of the shares described in clauses (i), (ii), (iv), and (v) hereof.
(28)	Comprised of shares held as follows: (i) 475 shares of Common Stock issuable pursuant to warrants beneficially owned by Leo A. Smith (the spouse of Heather A. Steans) as a trustee of the Heather Steans 1999 Descendants Trust; (ii) 9,375 shares of Common Stock issuable pursuant to warrants beneficially owned by Ms. Steans individually; and (iii) 12,500 shares of Common Stock issuable pursuant to warrants held by the Steans 1996 Family Trust, over which Ms. Steans is one of three co-trustees. In accordance with Rule 13d-4, Mr. Smith disclaims the shares described in clauses (i), (ii), and (iii) hereof, and Ms. Steans disclaims beneficial ownership of the shares described in clause (i) and (iii) hereof.

The filing of this Schedule 13D shall not be construed as an admission that any Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Exchange Act, or for any other purpose, the beneficial owner of any securities other than the securities stated herein to be beneficially owned by such Reporting Person. If, however, the Reporting Persons were considered to constitute a “group” for purposes of Section 13(d)(3) of the Exchange Act, the resultant group would be considered to be the beneficial owner of an aggregate of 8,132,891 shares of Common Stock, or approximately 27.95% of the Common Stock outstanding.

Certain employees of FIC and affiliated entities of such persons beneficially own shares of Common Stock and securities which are convertible into shares of Common Stock or otherwise can be exercised into Common Stock. None of the Reporting Persons has or shares voting or investment control over any of such persons or any of such entities or has any agreements with any of such persons or any of such entities with respect thereto, and each of the Reporting Persons disclaims beneficial ownership of such shares.

(c) Certain of the Reporting Persons purchased additional shares of Common Stock pursuant to the Issuer’s Rights Offering, which expired at 5:00 p.m., Eastern Time, on December 14, 2011. Additionally, on December 31, 2011, certain of the Reporting Persons acquired beneficial ownership of Additional Series C Conversion Shares as a result of the Series C Conversion, the acquisition of which was solely the result of the Issuer’s election to exercise its right to consummate the Series C Conversion and therefore not the result of any election of, or transaction effected by, the Reporting Persons. Finally, on January 27, 2012, Mr. Thomas B. Hunter III executed the GRAT Transfer. Aside from the GRAT Transfer and the purchase of Common Stock pursuant to the Rights Offering, no Reporting Person has effected any other transaction with respect to any Issuer securities in the past 60 days. Additional information with respect to the Rights Offering, the Series C Conversion and the GRAT Transfer is provided in Items 3 and 4 herein, which such information is incorporated by reference into this Item 5(c).

(d) Except as described herein, no one other than the Reporting Persons has the right to receive dividends from, or the proceeds from the sale of, any of the securities of the Issuer reported on this Schedule 13D.

(e) Not applicable.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

See Exhibit Index appearing following the signature page hereto, which is incorporated herein by reference.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete, and correct.

Pursuant to Rule 13d-1(k)(1)(iii) of Regulation 13D-G of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, the undersigned agree that the attached statement is filed on behalf of each of them.

Date: January 31, 2012

By:	/s/ Harrison I. Steans	By:	/s/ Jennifer W. Steans

Name:	Harrison I. Steans	Name:	Jennifer W. Steans

By:	/s/ Charles E. Brinley	By:	/s/ Margot M. Brinley

Name:	Charles E. Brinley	Name:	Margot M. Brinley

By:	/s/ Justin W. Daab	By:	/s/ Leonard A. Gail

Name:	Justin W. Daab	Name:	Leonard A. Gail

By:	/s/ Amy M. Heinrich	By:	/s/ Benjamin J. Hunter

Name:	Amy M. Heinrich	Name:	Benjamin J. Hunter

By:	/s/ Maxine M. Hunter	By:	/s/ Peter M. Hunter

Name:	Maxine M. Hunter	Name:	Peter M. Hunter

By:	/s/ Thomas B. Hunter III	By:	/s/ Thomas B. Hunter IV

Name:	Thomas B. Hunter III	Name:	Thomas B. Hunter IV

By:	/s/ Thomas R. Hunter	By:	/s/ Tscharner D. Hunter

Name:	Thomas R. Hunter	Name:	Tscharner D. Hunter

By:	/s/ Willard M. Hunter	By:	/s/ James P. Kastenholz

Name:	Willard M. Hunter	Name:	James P. Kastenholz

By:	/s/ Adeline S. Morrison	By:	/s/ Harold M. Morrison

Name:	Adeline S. Morrison	Name:	Harold M. Morrison

By:	/s/ Helen H. Morrison	By:	/s/ Lois L. Morrison

Name:	Helen H. Morrison	Name:	Lois L. Morrison

By:	/s/ Leo A. Smith	By:	/s/ Heather A. Steans

Name:	Leo A. Smith	Name:	Heather A. Steans

By:	/s/ Robin M. Steans

Name:	Robin M. Steans

EXHIBIT INDEX

Number	Description

1.	Joint Filing Agreement dated as of April 6, 2011 (incorporated by reference to Exhibit 1 to Amendment No. 5 to Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on April 6, 2011).